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                   UNITED STATES                    ----------------------------
        SECURITIES AND EXCHANGE COMMISSION          ----------------------------
              Washington, D.C. 20549                     SEC FILE NUMBER
                                                             0-26443
                   FORM 12b-25                      ----------------------------
                                                    ----------------------------
            NOTIFICATION OF LATE FILING                   CUSIP NUMBER
                                                           30604M108
                                                    ----------------------------
                                                    ----------------------------

(CHECK ONE):
|_| Form 10-K    |_| Form 20-F    |_| Form 11-K   |X|Form 10-Q    |_| Form N-SAR

For Period Ended: August 31, 2000
                  ---------------------------------------
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------------------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
                NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
       THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

     FALCON ENTERTAINMENT CORP.
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Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

     675 Third Avenue, 12th Floor
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Address of Principal Executive Office (Street and Number)
     New York, NY  10017
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     X    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     X    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

     The Quarterly Report on Form 10-QSB for the period ended August 31, 2000 cannot be filed within the prescribed time period due to delays experienced by the Registrant in the collection and compilation of certain financial and other information.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Anthony Escamilla                              212            557-5557
----------------------------------------------  -----------  -------------------
             (Name)                             (Area Code)   (Telephone Number)


(2)  Have all other periodic reports required under Sections
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the preceding 12 months or for such shorter period that
     the registrant was required to file such report(s) been
     filed? If the answer is no, identify report(s).            |X| Yes   |_| No

--------------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   |X| Yes   |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------


                           FALCON ENTERTAINMENT CORP.
 -------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     October 16, 2000           By  /s/ James Fallacaro
      ----------------------           -----------------------------------------
                                        James Fallacaro
                                        President and Chief Executive Officer


                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S. CODE 1001).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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                           Falcon Entertainment Corp.
                                File No.: 0-26443
                                   Form 12b-25

                               PART IV ATTACHMENT


         The Registrant currently estimates that its net loss for the three month period ended August 31, 2000 was between $2.1 million and $2.3 million, as compared to its net loss for the three month period August 31, 1999 of $39,036.